

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 17, 2006

Mr. Paul Fulton
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua New Guinea

> **Re:** **Lihir Gold Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 30, 2005**
> **Response Letter Dated February 24, 2006**
> **File No. 0-26860**

Dear Mr. Fulton:

We have reviewed your response letter and have the following engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Reserves, page 28

We reviewed your cutoff grade calculation for the proven and probable ore that was segregated into mill feed and stockpiled material. The cutoff grade presented appears to address only the stockpiled material cutoff grade. This calculation is very similar to a marginal/optimized/incremental cutoff grade calculation, which defines material within the final pit shell/design that contributes to the project cash flow, but will not support full mining costs. The disclosure of the marginal/optimized/incremental cutoff grades may suggest all material above this grade can be profitably mined and that this cutoff grade supports the full costs of mining, processing and sales. Please disclose the cutoff grade for material placements within the stockpile separately from your primary cutoff grade for mill feed. This may require the disclosure of two cutoff grades, including all the supporting economic and metallurgical parameters within the footnotes. One set may be disclosed for the open pit ore mined and a second set for the stockpiled materials. Please clearly disclose the expected metallurgical recoveries for each material type. The costs may be derived from the present mine plan using average costs and demonstrated metallurgical recoveries.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact George (Ken) Schuler at (202) 551-3718 if you have any questions regarding these comments on the engineering comments and/or related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. Burr Henly, Sullivan & Cromwell